United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

MATERIAL INFORMATION RELEASE

Pursuant to the provisions of article 157, paragraph 4, of Law nº 6,404/76 and of CVM Instruction nº 358/2002, and in accordance with the Material Information releases published on January 20th and March 5th of 2009, ARACRUZ CELULOSE S.A. ("ARACRUZ") announces that it has received a communication from the Safra family, dated April 29, 2009, saying that, on that date, they consummated the sale of 127,506,457 common nominative shares issued by ARACRUZ, transferring 122,801,422 of those shares to São Teófilo Representações e Participações S.A., an affiliate of Votorantim Celulose e Papel S.A. (“VCP”), and 4,705,035 to VCP.

The settlement of this transaction with the Safra family reaffirms the ‘tag along’ rights provided for in the shareholders’ agreement between the Safra, Lorentzen, Moreira Salles and Almeida Braga families, and represents the consolidation of the earlier deal carried out with the Lorentzen, Moreira Salles and Almeida Braga families, awarding VCP, on April 29, 2009, the direct and indirect ownership of approximately 84% (eighty-four percent) of ARACRUZ’s voting capital.

Aracruz, April 30, 2009.

Marcos Grodetzky Investor Relations Officer

This notice is not an offer to sell or an offer to buy securities in the United States. Any transactions involving offers of securities or offers to buy securities referred to in this notice will not be carried out in the United States absent registration or an exemption from registration.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer